White
Knight
Resources Ltd.

82-2850

NEWS RELEASE

Private Placement Arranged

Vancouver, British Columbia – White Knight Resources Ltd. (TSX – WKR)
June 16, 2004

White Knight Resources Ltd. (the "Company") is pleased to announce a $2 million non-brokered private placement of 2,222,222 units. The placee is Kinross Gold Corporation. Each unit, priced at $0.90, will consist of one common share and one-half of one common share purchase warrant. Each whole warrant will enable the subscriber to purchase one common share of the Company at a price of $1.25 for a period of one year from closing.

The Company has agreed to pay an advisory fee to GMP Securities Ltd. in respect of this placement equal to 5% of the total proceeds with such fee paid in cash. In addition, the Advisor will receive a warrant entitling it to purchase shares equal to 7% of the total number of units issued at a price of $1.25 per share for a period of one year from the date of closing of the private placement.

The Company plans to use the net proceeds of this private placement primarily to finance continuing exploration in the Cortez Trend, Nevada.

The offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX Venture Exchange.

On behalf of the Board of Directors,

"John M. Leask"

John M. Leask, P.Eng.
Chairman of the Board

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 922 - 510 West Hastings Street Vancouver, B.C. Canada V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
E-mail: info@whiteknightres.com Website: whiteknightres.com